February 9, 2006


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: Credit Suisse First Boston Mortgage Securities Corp. Registration on Form S-3
                  File No. 333-129918
                  ----------------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Credit Suisse First Boston Mortgage Securities Corp. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 3:00 p.m., Washington, D.C. time, on February 14, 2006 or as soon thereafter as practicable.

            The undersigned is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement.

            Furthermore, the Company acknowledges that:

            1. Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,

                                    CREDIT SUISSE FIRST BOSTON LLC


                                    By:  /s/Jeffrey Altabef
                                       -------------------------------------
                                         Name:  Jeffrey Altabef
                                         Title: Managing Director

                                    CREDIT SUISSE FIRST BOSTON MORTGAGE
                                    SECURITIES CORP.


                                    By:  /s/Jeffrey Altabef
                                       -------------------------------------
                                         Name:  Jeffrey Altabef
                                         Title: Vice President and Director